082-01220

NESTLÉ S.A.

RECEIVED

2007 APR -3 A 9:31

OFFICE OF INTERNATIONAL CORPORATE FINANCE

CORPORATE COMMUNICATIONS
DEPARTMENT

07022083

Registered Mail
Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-0302
Mail Stop 3-2
U.S.A.

Vevey, 16 March 2007
RT/dme

SUPPL

Ladies and Gentlemen,

Please find enclosed the following document of Nestlé S.A. (the "Company"):

- Today's Press Release entitled

"Nestlé opens new milk factory in Pakistan, its largest milk reception plant in the world"

The Company hereby furnishes this document to the Commission under Rule 12g3-2(b) promulgated pursuant to the Securities Exchange Act of 1934, as amended.

Please do not hesitate to contact the undersigned (e-mail: *robin.tickle@nestle.com*) should you have any questions.

Yours sincerely,

Robin Tickle
Assistant Vice President

PROCESSED

APR 09 2007

THOMSON FINANCIAL

Encl.

dlw 4/3

AVENUE NESTLÉ 55 CH-1800 VEVEY (SWITZERLAND) TELEPHONE +41 (0)21 924 25 23 TELEFAX +41 (0)21 922 63 34

Nestlé

RECEIVED

2007 APR -3 A 9:31

OFFICE OF INTERNATIONAL CORPORATE FINANCE

PRESS RELEASE

Nestlé opens new milk factory in Pakistan, its largest milk reception plant in the world

Kabirwala (Pakistan), 16 March 2007 – General Pervez Musharraf, President of Pakistan, and Peter Brabeck-Letmathe, Chairman and CEO of Nestlé, today opened a state-of-the-art milk processing plant in Kabirwala, Punjab. The plant, Nestlé's largest milk reception facility in the world, has a processing capacity of 2 million litres of milk per day, which will rise to over 3 million litres in coming years.

General Pervez Musharraf and Peter Brabeck-Letmathe also presided over the first graduation ceremony under a unique public-private partnership between the United Nations Development Programme (UNDP) and Nestlé, which aims to train 5,000 women involved in milk farming in Pakistan. This partnership is a further illustration of Nestlé's model of creating shared value, whereby both companies and the societies in which they operate emerge as winners.

Since Nestlé started investing in Pakistan 18 years ago, the company has established the country's largest milk collection network. Today, Nestlé collects milk from 140,000 farmers over an area of 100,000 square kilometres in Punjab who, as a result, receive over CHF 120 million per year directly from the company.

Headquartered in Lahore, Nestlé is Pakistan's largest consumer goods company with sales of around CHF 500 million in 2006. The company has five production facilities in different parts of Pakistan: two multi-product factories in Sheikhupura and Kabirwala, respectively, and three bottled water plants, one in Islamabad and two more in Karachi. Over the years, Nestlé has created over 10,000 direct and indirect jobs in Pakistan. The company estimates that a million people earn their living with Nestlé in Pakistan, from employees, farmers and distributors to suppliers, transport companies and retailers.

Peter Brabeck-Letmathe, Chairman and CEO of Nestlé, said: "Pakistan is a great country, the fourth largest milk producer in the world. We very much hope to continue having the privilege of being part of Pakistan's economic growth for many years to come."

General Pervez Musharraf, President of Pakistan, thanked and commended Nestlé on its decision, and underscored the company's positive role in the development of agriculture and animal husbandry, a way of eliminating poverty and creating jobs in Pakistan. "You are assisting the poor of Pakistan and this helps us fight the root cause of extremism and terrorism," he said.

Contacts:	*Media:*	*Robin Tickle*	*Tel.: +41-21-924 3517*
	Investors:	*Roddy Child-Villiers*	*Tel.: +41-21-924 3622*